Mail Stop 6010   March 15, 2006

Johnny Lee
President
Amerasia Khan Enterprises, Ltd.
353 West 7th Avenue
Vancouver, BC
Canada V5Y 1M2

Re: Amerasia Khan Enterprises, Ltd.
          SB-2/A filed March 6, 2006
          File No. 333-130084
          Filed December 2, 2005

 Dear Mr. Lee:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
Prospectus Summary, p. 1

1. You state that the revenues for the 2005 line were expected to be minimal because
    you were simply testing your operations. Is this also true for 2006 or are you
    expecting more substantial revenues pursuant to your new agreement?

Risk Factors, p. 5

2. We note your response to prior comment 17. However, we had asked you to disclose the types or categories of operating expenses that you anticipate will increase. Please revise your disclosure to include this information.

3. We note your response to prior comment 18. Please provide more disclosure to explain this risk factor. Although you are describing the risks associated with consumer preferences, it appears that the company will take orders from consumers and that those orders will specify the type of product you will deliver. For example, your agreement with Artora filed as Exhibit 10.4 to the registration statement specifies that the items will be in black with year date in gold. If consumers place orders with the company with similar specificity, it would appear that preferences and tastes would not pose a material risk since your customers are advising you of their wants with specificity.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Brunhofer at (202) 551-3638 or Don Abbott, at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at (202) 551-3653 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Scott Doney
    Cane Clark
    3723 East Warm Springs Rd
    Las Vegas, NV 89120
    F: 702-944-7100